Exhibit 99.1

State of Delaware

Secretary of State

Division of Corporations

Delivered 06:56 PM 07/23/2008

FILED 06:54 PM 07/23/2008

SRV 080812559 - 2136574 FILE

CERTIFICATE OF DESIGNATIONS, PREFERENCES

AND RIGHTS OF

SERIES F CONVERTIBLE PREFERRED STOCK

OF

REGEN BIOLOGICS, INC.

ReGen Biologics, Inc., a Delaware corporation (hereinafter called the “Company”), hereby certifies that, pursuant to the authority expressly vested in the Board of Directors of the Company by the Certificate of Incorporation, as amended (the “Certificate of Incorporation”), and in accordance with the provisions of Sections 103 and 151 of the General Corporation Law of the State of Delaware, the Board of Directors has duly adopted the following resolutions:

RESOLVED, that, pursuant to Article FOURTH of the Certificate of Incorporation (which authorizes 60,000,000 shares of Preferred Stock, $0.01 par value per share (“Preferred Stock”), the Board of Directors hereby fixes the number of shares, powers, designations, preferences and relative, participating, optional and other special rights, and the qualifications, limitations and restrictions, of a series of Preferred Stock to be designated as Series F Convertible Preferred Stock (“Series F Preferred Stock”);

RESOLVED, that each share of such Series F Preferred Stock established hereby shall rank equally in all respects and shall be subject to the following provisions:

1.           Number and Designation. 270,000 shares of the Preferred Stock of the Company shall be designated as.Series F Preferred Stock.

2.           Rank. The Series F Preferred Stock shall, with respect to rights on liquidation, dissolution and winding up, (i) rank senior to all classes of the Company’s common stock, $0.01 par value per share (“Common Stock”), to the Company’s Series E Preferred Stock and to each other class of capital stock of the Company or series of Preferred Stock established hereafter by the Board of Directors of the Company, the terms of which do not expressly provide that it ranks on a parity with or senior to the Series F Preferred Stock as to rights on liquidation, winding-up and dissolution of the Company (the securities in this clause (i) collectively referred to as “Junior Securities”); (ii) rank on parity with each other class of capital stock of the Company or series of Preferred Stock of the Company established hereafter by the Board of Directors of the Company, the terms of which expressly provide that such class or series will rank on a parity with the Series F Preferred Stock as to rights on liquidation, winding-up and dissolution (the securities in this clause (ii) collectively referred to as “Parity Securities”); and (iii) rank junior to the Company’s Series A Preferred Stock, Series C Preferred Stock

and Series D Preferred Stock and each other class of capital stock of the Company or series of Preferred Stock of the Company established hereafter by the Board of Directors of the Company, the terms of which expressly provide that such class or series will rank senior to the Series F Preferred Stock as to rights on liquidation, winding-up and dissolution (the securities in this clause (iii) collectively referred to as “Senior Securities”); provided, however, that, except with respect to the Series A Preferred Stock, the Series C Preferred Stock and the Series D Preferred Stock, the Company may not establish a class or series of Senior Securities or Parity Securities unless the Company shall have first obtained the consent of the holders of a majority of the outstanding shares of Series F Preferred Stock (“Majority Consent”) and, if necessary, the consent of the holders of a majority of any other series of Preferred Stock outstanding. The respective definitions of Junior Securities, Parity Securities and Senior Securities shall also include any rights, options, or warrants to subscribe for, purchase, or otherwise acquire Junior Securities, Parity Securities and Senior Securities, and any indebtedness, shares or other securities convertible into or exchangeable for Junior Securities, Parity Securities and Senior Securities as the case may be.

3.             Liquidation Preference. In accordance with, and upon the occurrence of an event described in, Section 4 below, the holder of each share of Series F Preferred Stock shall be entitled to receive an amount per share equal to $15.00 (which amount shall be subject to adjustment whenever there shall occur a stock split, stock dividend, combination, reclassification or other similar event involving the Series F Preferred Stock as described in paragraph 7(f)) (the “Liquidation Value”), plus any declared but unpaid dividends accrued through such date.

4.             Liquidation Rights. (a) In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, before any payment or distribution of the assets of the Company (whether capital or surplus) shall be made to or set apart for the holders of Junior Securities and after and subject to the payment in full of all amounts required to be distributed to the holders of the Senior Securities in the event of any liquidation, dissolution, dissolution or winding up of the Company, the holder of each share of Series F Preferred Stock and any Parity Securities shall be entitled to receive an amount per share equal to the Liquidation Value of such share on the date of distribution, and such holders shall not be entitled to any further payment; provided, however, that upon any liquidation, dissolution or winding up of the Company, the assets of the Company, or proceeds thereof, distributable after payment in full of the Senior Securities shall be insufficient to pay in full the preferential amount aforesaid to the Series F Preferred Stock and the liquidating payments on any Parity Securities, then the assets of the Company, or the proceeds thereof, shall be distributed among the holders of shares of Series F Preferred Stock and any such Parity Securities ratably in accordance with the respective amounts that would be payable on such shares of Series F Preferred Stock and any such Parity Securities if all amounts payable thereon were paid in full.

(b)           Subject to the rights of the holders of any Parity Securities, after payment shall have been made in full to the holders of the Series F Preferred Stock, as provided in this paragraph 4, any other series or class or classes of Junior Securities shall, subject to the respective terms and provisions (if any) applying thereto, be entitled to receive any and all assets remaining to be paid and distributed to holders of capital stock of the Company.

(c)           Notwithstanding anything to the contrary, in the event of a sale by the Company of all or substantially all of its assets, or a merger or consolidation of the Company as a result of which the stockholders of the Company own less than 50% of the surviving entity, each holder of shares of the Series F Preferred Stock shall be entitled to treat such event as a liquidation of the Company and to demand that the Company pay such holder the Liquidation Value of all, but not less than all, of such holder’s shares of Series F Preferred Stock upon the surrender of such Series F Preferred Stock to the Company.

5.                                       Voting Rights. The holders of record of shares of Series F Preferred Stock shall be entitled to the following voting rights:

(a)  those voting rights required by applicable law (including the right to vote as a separate class when required by law); and

(b)  the right to vote together with the holders of the Common Stock on an “as converted basis” upon any matter submitted to such holders for a vote.

(c)  (i) Each issued and outstanding share of the Series F Preferred Stock shall be entitled to one vote if entitled to vote as a separate class and, except as set forth in paragraph 8 hereof, the holders of a majority in interest of the Series F Preferred Stock entitled to vote shall bind the entire class of Series F Preferred Stock. The Company shall give the holders of the Series F Preferred Stock at least ten (10) days’ prior notice of any matter to be submitted to such holders for a vote as a separate class.

(ii)  If the holders of the Series F Preferred Stock are voting together with the holders of the Common Stock, each holder of the Series F Preferred Stock shall be entitled to such number of votes equal to the whole number of shares of Common Stock which would be issuable upon conversion of such holders’ shares of Series F Preferred Stock immediately after the close of business on the record date established by the Company for a stockholders’ meeting or if no such date is established, the date immediately preceding the date of the stockholders’ written consent in lieu of a meeting. The Company shall give the holders of the Series F Preferred Stock the same notice it gives to the holders of Common Stock on issues on which the Series F Preferred Stock and Common Stock vote together and if the action is to be taken by written consent, at least one business day prior to the date of this written consent.

6.                                       Preemptive Rights. The holders of Series F Preferred Stock shall have preemptive rights as designated in Section 8 of that certain Subscription Agreement, by and among the Company and certain investors named therein, dated as of July 24, 2008.

7.             Conversion.

(a) Mandatory Conversion. (i) Each outstanding share of Series F Preferred Stock shall, subject to adjustment in accordance with paragraph 7(f) and 7(g) below, be automatically converted into that number of shares of Common Stock that is equal to the Series Preferred Conversion Rate then in effect, and without further action by any party, immediately (A) at such time as the Company’s certificate of incorporation is amended (the “Certificate Amendment”) to increase the number of authorized shares of Common Stock of the Company sufficient to permit the issuance of that number of shares of Common Stock into which all shares of Series F Preferred Stock (issued and outstanding and issuable upon exercise or conversion of outstanding convertible securities) are convertible, after taking into account all other shares of Common Stock outstanding or required to be issued upon the conversion of any preferred stock of the Company or exercise of any options or warrants authorized by the Company, or (B) upon the effectiveness of a reverse stock split of the currently issued and outstanding shares of Common Stock of the Corporation in accordance with a Certificate of Amendment of the Amended and Restated Certificate of Incorporation of the Corporation, as amended, in the form to be prepared, presented to and approved by the Stockholders of the Corporation in accordance with the Delaware General Corporation Law (the “Reverse Split”) such that, upon the effectiveness of the Reverse Split there are sufficient shares of Common Stock outstanding to permit the issuance of that number of shares of Common Stock into which all shares of Series F Preferred Stock are convertible (issued and outstanding and issuable upon exercise or conversion of outstanding convertible securities), after taking into account all other shares of Common Stock outstanding or required to be issued upon the conversion of any preferred stock of the Company or exercise of any options or warrants authorized by the Company (each of (A) and (B) a “Conversion Event”).

(ii)  Series Preferred Conversion Rate. The conversion rate in effect at any time for conversion of the Series F Preferred Stock (the “Series Preferred Conversion Rate”) shall be the quotient obtained by dividing $12.00 by the Series F Conversion Price, which quotient shall initially be 100.

(iii)  Series F Conversion Price. The conversion price for the Series F Preferred Stock shall initially be $0.12 (the “Series F Conversion Price”). Such initial Series F Conversion Price shall be adjusted from time to time in accordance with this Section 7. All references to the Series F Conversion Price herein shall mean the Series F Conversion Price as so adjusted.

(b)           (i) Unless the shares issuable on conversion pursuant to this paragraph 7 are to be issued in the same name as the name in which such shares of Series F Preferred Stock are registered, each share surrendered for conversion shall be accompanied by instruments of transfer, in form reasonably satisfactory to the Company, duly executed by the holder or the holder’s duly authorized attorney, and an amount sufficient to pay any transfer or similar tax subject to subsection (d) below for such transfer.

(ii)  As promptly as practicable after the surrender by the holder of the certificates for shares of Series F Preferred Stock as aforesaid, the Company shall issue and shall deliver to such holder, or on the holder’s written order to the holder’s transferee, a certificate or certificates for the whole number of shares of Common Stock issuable upon the conversion of such shares in accordance with the provisions of this paragraph 7.

(iii)  All shares of Common Stock delivered upon conversion of the Series F Preferred Stock will upon delivery be duly and validly issued and fully paid and non-assessable, free of all liens and charges and not subject to any preemptive rights.

(c)           Prior to the delivery of any securities that the Company shall be obligated to deliver upon conversion of the Series F Preferred Stock, the Company shall comply with all applicable federal and state laws and regulations that require action to be taken by the Company.

(d)  The Company shall pay any and all documentary stamp or similar issue or transfer taxes payable in respect of the issue or delivery of shares of Common Stock on conversion of the Series F Preferred Stock pursuant hereto.

(e)  In connection with the conversion of any shares of Series F Preferred Stock, no fractional shares of Common Stock shall be issued, but in lieu thereof the Company shall round up any fractional shares to the nearest whole number of shares of Common Stock if the fraction is 0.5 or above and round down if the fraction is below 0.5.

(f)            (i) In case the Company shall at any time after the date of issue of the Series F Preferred Stock declare a dividend or make a distribution on Common Stock, subdivide or split the outstanding Common Stock, combine or reclassify the outstanding Common Stock into a smaller number of shares or consolidate with, or merge with or into, any other entity, or engage in any reorganization, reclassification or recapitalization that is effected in such a manner that the holders of Common Stock are entitled to receive stock, securities, cash or other assets with respect to or in exchange for Common Stock, then the kind and amount of stock, securities, cash or other assets issuable upon conversion of the Series F Preferred Stock in effect at the time of the record date for such dividend or distribution or of the effective date of such subdivision, split, combination, consolidation, merger, reorganization, reclassification or recapitalization shall be adjusted so that the conversion of the Series F Preferred Stock after such time shall entitle the holder to receive the aggregate number of shares of Common Stock or securities, cash and other assets that, if the Series F Preferred Stock had been converted immediately prior to such time, such holder would have owned upon such conversion and been entitled to receive by virtue of such dividend, distribution, subdivision, split, combination, consolidation, merger, reorganization, reclassification or recapitalization. Such adjustment shall be made successively whenever any event listed above shall occur.

(ii)  All calculations under this paragraph 7(f) shall be made to the nearest four decimal points.

(iii)  In the event that, at any time as a result of the provisions of this paragraph 7(f), the holder of the Series F Preferred Stock upon subsequent conversion shall become entitled to receive any securities other than Common Stock, the number and kind of such other securities so receivable upon conversion of the Series F Preferred Stock shall thereafter be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions contained herein.

(g)           (i) In the event the Company shall at any time after the date of filing of this Certificate of Designations with the Secretary of State of Delaware issue Additional Shares of Common Stock (as defined below) without consideration or for consideration per share less than the Series F Conversion Price then in effect (a “Dilutive Issuance”), then the Series F Conversion Price shall be reduced, concurrently with such issue, to the consideration per share received by the Company for such issued or deemed issue of Additional Shares of Common Stock, with such consideration per share to be calculated by dividing the total amount of consideration received or deemed received by the Company for such Dilutive Issuance by the total number of Additional Shares of Common Stock issued or deemed issued as part of such Dilutive Issuance; provided that, if such Dilutive Issuance was without consideration, then the Company shall be deemed to have received an aggregate of $0.01 of consideration for all such Additional Shares of Common Stock issued or deemed to be issued. For clarity, any Additional Shares of Common Stock issued or deemed to be issued pursuant to the same agreement or transaction shall be considered one Dilutive Issuance.

(ii)  For purposes of this paragraph 7(g), “Additional Shares of Common Stock” shall mean all shares of Common Stock issued by the Company or deemed to be issued pursuant to clause (iii) of this paragraph 7(g), excluding those shares described in clause (iv) of this paragraph 7(g).

(iii)  In the case of Common Stock deemed to be issued, which shall include the issuance of options to purchase or rights to subscribe for Common Stock, securities by their terms convertible into or exchangeable for Common Stock or options to purchase or rights to subscribe for such convertible or exchangeable securities, the following provisions shall apply:

(A)            The aggregate maximum number of shares of Common Stock deliverable upon exercise (assuming the satisfaction of any conditions to exercisability, including without limitation, the passage of time, but without taking into account potential anti-dilution adjustments) of such options to purchase or rights to subscribe for Common Stock shall be deemed to have been issued at the time such options or rights were issued and for a consideration equal to the consideration, if any, received by the Company upon the issuance of such options or rights plus the minimum exercise price provided in such options or rights (without taking into account potential anti-dilution adjustments) for the Common Stock covered thereby.

(B)       The aggregate maximum number of shares of Common Stock deliverable upon conversion of or in exchange for any such convertible or exchangeable securities (assuming the satisfaction of any conditions to convertibility or exchangeability, including, without limitation, the passage of time, but without taking into account potential anti-dilution adjustments) or upon the exercise of options to purchase or rights to subscribe for such convertible or exchangeable securities and subsequent conversion or exchange thereof shall be deemed to have been issued at the time such securities were issued or such options or rights were issued and for a consideration equal to the consideration, if any, received by the Company for any such securities and related options or rights (excluding any cash received on account of accrued interest or accrued dividends), plus the minimum additional consideration, if any, to be received by the Company (without taking into account potential anti-dilution adjustments) upon the conversion or exchange of such securities or the exercise of any related options or rights.

(C)    In the event of any change in the number of shares of Common Stock deliverable or in the consideration payable to the Company upon exercise of such options or rights or upon conversion of or in exchange for such convertible or exchangeable securities, including, but not limited to, a change resulting from the anti-dilution provisions thereof, the Series F Conversion Price, to the extent in any way affected by or computed using such options, rights or securities, shall be recomputed to reflect such change, but no further adjustment shall be made for the actual issuance of Common Stock or any payment of such consideration upon the exercise of any such options or rights or the conversion or exchange of such securities.

(D)    Upon the expiration of any such options or rights, the termination of any such rights to convert or exchange or the expiration of any options or rights related to such convertible or exchangeable securities, the Series F Conversion Price to the extent in any way affected by or computed using such options, rights or securities or options or rights related to such securities, shall be recomputed to reflect the issuance of only the number of shares of Common Stock (and convertible or exchangeable securities which remain in effect) actually issued upon the exercise of such options or rights, upon the conversion or exchange of such securities or upon the exercise of the options or rights related to such securities.

(E)      The number of shares of Common Stock deemed issued and the consideration deemed paid therefor pursuant to paragraphs 7(g)(iii)(A) and 7(g)(iii)(B) above shall be appropriately adjusted to reflect any change, termination or expiration of the type described in either paragraph 7(g)(iii)(C) or paragraph 7(g)(iii)(D) above.

(iv)  Notwithstanding the foregoing, no adjustment will be made under this paragraph 7(g) in respect to any issuance of Common Stock (A) upon exercise or conversion of any options or other securities described in the Company’s securities filings with the Securities and Exchange Commission or otherwise pursuant to any employee benefit plan of the Company or its subsidiaries or hereafter adopted by the Company, (B) or convertible securities issued in a joint venture, strategic partnership or licensing arrangement, the primary purpose of which is not the raising of capital, (C) issued in connection with this Agreement or (D) which results in an adjustment pursuant to paragraph 7(f).

(h) The holders of Series F Preferred Stock shall be notified of all adjustments pursuant to this paragraph 7 promptly following the making thereof and such notice shall be accompanied by a schedule of computations of the adjustments.

8. Amendments and Other Actions. So long as shares of Series F Preferred Stock are outstanding, the Company shall be allowed to alter or change the rights, preferences or privileges of the Series F Preferred Stock upon first obtaining the Majority Consent (by vote or written consent), unless such alteration or change shall be deemed by the Company in good faith to adversely affect the rights, preferences or privileges of the Series F Preferred Stock in which case the Company must first obtain consent of each holder of Series F Preferred Stock.

[Signature Page Follows]

IN WITNESS WHEREOF, ReGen Biologics, Inc. has caused this Certificate of Designations to be signed by the undersigned this 23rd day of July, 2008.

REGEN BIOLOGICS, INC.

By:	/s/ Brion D. Umidi
Name:	Brion D. Umidi
Title:	Senior Vice President and
Chief Financial Officer